UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G-A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                         TIMBERLINE SOFTWARE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    887134104
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887134104

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

          Leslie Franklin Clarke, II
          ###-##-####

Item 2:   Check the appropriate box if a member of a group:

          (a)
          (b)

Item 3:   SEC use only:

Item 4:   Citizenship or place of organization:

          United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:   Sole voting power:  560,250


Item 6: Shared voting power: 63,000 (shares owned by Mr. Clarke's wife to which he disclaims beneficial ownership)

Item 7:   Sole dispositive power:  560,250


Item 8: Shared dispositive power: 63,000 (shares owned by Mr. Clarke's wife to which he disclaims beneficial ownership)

Item 9: Aggregate amount beneficially owned by each reporting person: 623,250 (includes 63,000 shares owned by Mr. Clarke's wife to which he disclaims beneficial ownership)

Item 10:  Check if the aggregate amount in row (9) excludes certain shares:  N/A

Item 11:  Percent of class represented by amount in row 9:

          11.4

Item 12:  Type of reporting person:

          IN

Item 1(a)      Name of Issuer:

               TIMBERLINE SOFTWARE CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Offices:

               9600 SW Nimbus
               Beaverton, Oregon  97005

Item 2(a)      Name of Person Filing:

               Leslie Franklin Clarke, II

Item 2(b)      Address of Principal Business Office, or, if none, Residence:

               7900 SW Northvale Way
               Portland, Oregon  97225

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock

Item 2(e)      CUSIP Number:

               887134104

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4         Ownership.

               The following information is as of December 31, 1996:

               (a)  Amount Beneficially Owned:
                    623,250 shares (includes 63,000 shares owned by Mr. Clarke's wife to which he disclaims beneficial ownership)

               (b)  Percent of Class:
                    The shares represent 11.4 percent of the class

               (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of Cover Page.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable

Item 7         Identification  and   Classification  of   the  Subsidiary  which
               Acquired the  Security  Being Reported  on by the Parent  Holding
               Company:

               Not applicable

Item 8         Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10        Certification:

               Not applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          March 21, 1997


                                          /s/ Leslie F. Clarke, II
                                          ------------------------------
                                          (Signature)

                                          Leslie F. Clarke, II
                                          ------------------------------

ATTENTION:  Intentional  misstatements  or omissions of fact constitute  federal criminal  violations (See 18 USC 1001)